As filed with Securities and Exchange Commission on December 4, 2000

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
                     of the Securities Exchange Act of 1934
                                 (Amendment No.)

                     THE MEXICO EQUITY AND INCOME FUND, INC.
                     ---------------------------------------
                       (Name of Subject Company (issuer))

                     THE MEXICO EQUITY AND INCOME FUND, INC.
                     ---------------------------------------
                 (Names of Filing Persons (offeror and issuer))

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    592834105
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                            Bryan McKigney, President
                     The Mexico Equity and Income Fund, Inc.
                           One World Financial Center
                               200 Liberty Street
                            New York, New York 10281
                                 (212) 667-5000
                     ---------------------------------------
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 with a copy to:

                               Laurence E. Cranch
                             Leonard B. Mackey, Jr.
                       Clifford Chance Rogers & Wells LLP
                                 200 Park Avenue
                            New York, New York 10166
                       ----------------------------------

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
Transaction Valuation:                                    Amount of Filing Fee:
$19,800,476.22(a)                                         $3,960.10(b)
--------------------------------------------------------------------------------

(a) Calculated as the aggregate maximum purchase price to be paid for 1,989,118 shares in the offer, based upon a price of $9.9544 (92% of the net asset value per share of $10.82 on November 17, 2000).
(b)   Calculated as 1/50th of 1% of the Transaction Valuation.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _____________________

Form or Registration No. ____________________

Filing Party: _______________________________

Date Filed: _________________________________

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|   third-party tender offer subject to Rule 14d-1.

|X|   issuer tender offer subject to Rule 13e-4.

|_|   going-private transactions subject to Rule 13-e-3.

|_|   amendment to Schedule 13D under rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                             Introductory Statement

      This Issuer Tender Offer Statement on Schedule TO relates to an offer by The Mexico Equity and Income Fund, Inc., a Maryland corporation (the "Fund"), to purchase for cash up to 20% of its outstanding shares, or 1,989,118 of the Fund's issued and outstanding shares of Common Stock, par value $0.001 per share, upon the terms and subject to the conditions contained in the Issuer Tender Offer Statement, dated December 4, 2000, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") and are filed as exhibits to this Schedule TO.

      The information in the Issuer Tender Offer Statement and the related Letter of Transmittal is incorporated herein by reference in answer to the items required to be disclosed in this Schedule TO.

Item 12. Exhibits.

(a)(1)(i)     Issuer Tender Offer Statement, dated December 4, 2000.

(a)(1)(ii)    Form of Letter of Transmittal.

(a)(1)(iii)   Form of Notice of Guaranteed Delivery.

(a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v) Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)    Form of Letter to Stockholders.

(a)(2)        None.

(a)(3)        Not Applicable.

(a)(4)        Not Applicable.

(a)(5)        None.

(a)(6)        Press release issued on November 13, 2000.

(b)           None.

(d)           None.

(g)           None.

(h)           None.

Item 13. Information Required by Schedule 13E-3.

      Not applicable.


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

                                 OFFER FOR CASH
                                       BY
                     THE MEXICO EQUITY AND INCOME FUND, INC.
                  UP TO 1,989,118 OF ITS ISSUED AND OUTSTANDING
                             SHARES OF COMMON STOCK

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
                ON JANUARY 5, 2001, UNLESS THE OFFER IS EXTENDED.

      THIS ISSUER TENDER OFFER STATEMENT AND THE ACCOMPANYING LETTER OF TRANSMITTAL (WHICH TOGETHER CONSTITUTE THE "OFFER") ARE NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED, BUT ARE SUBJECT TO OTHER CONDITIONS AS OUTLINED HEREIN AND IN THE LETTER OF TRANSMITTAL.

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN AND IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MAY NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE MEXICO EQUITY AND INCOME FUND, INC. THE FUND HAS BEEN ADVISED THAT NO DIRECTOR OR EXECUTIVE OFFICER OF THE FUND INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.

                                    IMPORTANT

      Any Stockholder desiring to tender any portion of his or her shares of Common Stock of the Fund should either (1) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal with his or her certificates for the tendered Shares if such Stockholder has been issued physical certificates, signature guarantees for all Stockholders tendering uncertificated Shares, and any other required documents to the Depositary, or (2) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee are urged to contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender Shares so registered.

      Questions, requests for assistance and requests for additional copies of this Issuer Tender Offer Statement and the Letter of Transmittal may be directed to the Information Agent in the manner set forth on the last page of this Issuer Tender Offer Statement.

December 4, 2000

                                TABLE OF CONTENTS

                                                                            Page

SUMMARY TERM SHEET ........................................................    3

Introduction ..............................................................    7

1.  Terms of the Offer; Termination Date ..................................    7

2.  Acceptance for Payment and Payment for Shares .........................    8

3.  Procedure for Tendering Shares ........................................    9

4.  Rights of Withdrawal ..................................................   10

5.  Source and Amount of Funds; Effect of the Offer .......................   11

6.  Purpose of the Offer ..................................................   12

7.  NAV And Market Price Range Of Shares; Dividends .......................   13

8.  Federal Income Tax Consequences of the Offer ..........................   14

9.  Selected Financial Information ........................................   15

10. Certain Information Concerning the Fund and the Fund's
    U.S. Co-Adviser and Mexican Adviser ...................................   16

11. Interest of Directors and Officers; Transactions and
    Arrangements Concerning the Shares ....................................   17

12. Certain Legal Matters; Regulatory Approvals ...........................   17

13. Certain Conditions of the Offer .......................................   17

14. Fees and Expenses .....................................................   18

15. Miscellaneous .........................................................   18

16. Contacting the Depositary and the Information Agent ...................   18

                               SUMMARY TERM SHEET

      This Summary Term Sheet highlights certain information concerning this tender offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the offer, you should read carefully the entire Issuer Tender Offer Statement and the related Letter of Transmittal.

What is the tender offer?

      The Mexico Equity and Income Fund, Inc. (the "Fund") is offering to purchase 20% of its outstanding shares, or 1,989,118 of its outstanding shares of Common Stock, for cash at a price per share equal to 92% of the per share net asset value as of the close of regular trading on the New York Stock Exchange on January 5, 2001 (or, if the offer is extended, on the date to which the offer is extended) upon specified terms and subject to conditions as set forth in the tender offer documents.

When will the tender offer expire, and may the offer be extended?

      The tender offer will expire at 5:00 p.m., New York City time, on January 5, 2001, unless extended. The Fund may extend the period of time the offer will be open by issuing a press release or making some other public announcement by no later than the next business day after the Offer otherwise would have expired. See Section 1 of the Issuer Tender Offer Statement.

What is the net asset value per Fund share as of a recent date?

      As of November 17, 2000, the net asset value per share was $10.82. See
Section 7 of the Issuer Tender Offer Statement for details. During the pendency of the tender offer, current net asset value quotations can be obtained from Georgeson Shareholder Communications Inc. by calling toll free at 877-748-9137 or calling collect at 212-440-9800 between 9:00 a.m. and 5:00 p.m. Eastern Time, Monday through Friday (except holidays).

Will the net asset value be higher or lower on the date that the price to be paid for tendered shares is to be determined?

      No one can accurately predict the net asset value at a future date.

How do I tender my shares?

      If your shares are registered in your name, you should obtain the tender offer materials, including the Issuer Tender Offer Statement and the related Letter of Transmittal, read them, and if you should decide to tender, complete a Letter of Transmittal and submit any other documents required by the Letter of Transmittal. These materials must be received by PFPC Inc., the Depositary, in proper form before 5:00 p.m., New York City time, on January 5, 2001 (unless the tender offer is extended by the Fund in which case the new deadline will be as stated in the public announcement of the extension). If your shares are held by a broker, dealer, commercial bank, trust company or other nominee (e.g., in "street name"), you should contact that firm to obtain the package of information necessary to make your decision, and you can only tender your shares by directing that firm to complete, compile and deliver the necessary documents for submission to the Depositary by January 5, 2001 (or if the offer is extended, the expiration date as extended). See Section 3 of the Issuer Tender Offer Statement.

Is there any cost to me to tender?

      No fees or commission will be payable to the Fund in connection with the Offer. However, brokers, dealers or other persons may charge stockholders a fee for soliciting tenders for shares pursuant to this offer. See the Letter of Transmittal.

May I withdraw my shares after I have tendered them and, if so, by when?

      Yes, you may withdraw your shares at any time prior to 5:00 p.m., New York City time, on January 5, 2001 (or if the offer is extended, at any time prior to 5:00 p.m., New York City time, on the new expiration date). Withdrawn shares may be re-tendered by following the tender procedures before the offer expires (including any extension period). See Section 4 of the Issuer Tender Offer Statement.

How do I withdraw tendered shares?

      A notice of withdrawal of tendered shares must be timely received by PFPC Inc., which specifies the name of the stockholder who tendered the shares, the number of shares being withdrawn (which must be all of the shares tendered) and, as regards share certificates which represent tendered shares that have been delivered or otherwise identified to PFPC Inc., the name of the registered owner of such shares if different than the person who tendered the shares. See Section 4 of the Issuer Tender Offer Statement.

May I place any conditions on my tender of shares?

      No.

Is there a limit on the number of shares I may tender?

      No, however only 20% of the Fund's outstanding shares will be accepted for tender. See Section 1 of the Issuer Tender Offer Statement.

What if more than 1,989,118 shares are tendered (and not timely withdrawn)?

      The Fund will purchase duly tendered shares from tendering stockholders pursuant to the terms and conditions of the Offer on a pro rata basis (disregarding fractions) in accordance with the number of shares tendered by each stockholder (and not timely withdrawn), unless the Fund determines not to purchase any shares. The Fund's present intention, if the Offer is oversubscribed, is not to purchase more than 1,989,118 shares. See Section 1 of the Issuer Tender Offer Statement.

If I decide not to tender, how will the tender offer affect the Fund shares I hold?

      Your percentage ownership interest in the Fund will increase after completion of the tender offer.

Does the Fund have the financial resources to make payment?

      Yes. Although permitted to do so, the Fund does not expect to borrow money to finance the purchase of any tendered shares. See Section 5 of the Issuer Tender Offer Statement.

If shares I tender are accepted by the Fund, when will payment be made?

      It is contemplated, subject to change, that payment for tendered shares, if accepted, will be made on or about January 16, 2001.

Is my sale of shares in the tender offer a taxable transaction?

      For most stockholders, yes. All U.S. stockholders other than those who are tax exempt who sell shares in the tender offer will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the cash they receive for the shares sold and their adjusted basis in the shares. The sale date for tax purposes will be the date the Fund accepts shares for purchase. See
Section 8 of the Issuer Tender Offer Statement for details, including the nature of the income or loss and the differing rules for U.S. and non-U.S. stockholders. Please consult your tax adviser as well.

Is the Fund required to complete the tender offer and purchase all shares tendered up to the number of shares tendered for?

      Under most circumstances, yes. There are certain circumstances, however, in which the Fund will not be required to purchase any shares tendered as described in Section 13 of the Issuer Tender Offer Statement.

Is there any reason shares tendered would not be accepted?

      In addition to those circumstances described in Section 13 of the Issuer Tender Offer Statement in which the Fund is not required to accept tendered shares, the Fund has reserved the right to reject any and all tenders determined by it not to be in appropriate form. Tenders will be rejected if the tender does not include the original signature(s) or the original of any required signature guarantee(s).

How will tendered shares be accepted for payment?

      Properly tendered shares, up to the number tendered for, will be accepted for payment by a determination of the Fund followed by notice of acceptance to PFPC Inc. which is thereafter to make payment as directed by the Fund with funds to be deposited with it by the Fund. See Section 2 of the Issuer Tender Offer Statement.

What action need I take if I decide not to tender my shares?

      None.

Does management encourage stockholders to participate in the tender offer, and will they participate in the tender offer?

      No. Neither the Fund, its Board of Directors, Advantage Advisers Inc. ("U.S. Co-Adviser") nor Acci Worldwide S.A. de C.V., (the "Mexican Adviser"), is making any recommendation to tender or not to tender shares in the tender offer. No director or officer of the Fund intends to tender shares. See Section 6 of the Issuer Tender Offer Statement.

Will this be my last opportunity to tender shares to the Fund?

      Possibly. As of the date of the Issuer Tender Offer Statement, the Fund did not have any plans to conduct further tender offers in the future. In addition, the Fund's Board of Directors has adopted a Plan of Liquidation, which will be presented to the Fund's Stockholders for approval at the Annual Meeting of Stockholders scheduled for approximately March 9, 2001. If the Stockholders approve the Plan of Liquidation, as to which there can be no assurance, the Fund will liquidate and terminate its existence and Stockholders will receive an amount equal to approximately the net asset value per share at the time of the liquidation for all of their shares.

How do I obtain information?

      Questions and requests for assistance should be directed to Georgeson Shareholders Communications Inc., the Information Agent for the tender offer, toll free at 877-748-9137 or call collect at 212-440-9800. Requests for additional copies of the Issuer Tender Offer Statement, the Letter of Transmittal and all other tender offer documents should also be directed to the Information Agent for the tender offer, toll free at 877-748-9137. If you do not own shares directly, you should obtain this information and the documents from your broker, dealer, commercial bank, trust company or other nominee, as appropriate.

 To the Stockholders of Common Stock of The Mexico Equity and Income Fund, Inc.

                                  Introduction

      The Mexico Equity and Income Fund, Inc., a Maryland corporation (the "Fund") registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified management investment company, hereby offers to purchase up to 20% of the Fund's outstanding shares of common stock or 1,989,118 shares in the aggregate (the "Offer Amount"), of its Common Stock, par value $0.001 per share (the "Shares"), at a price (the "Purchase Price") per Share, net to the seller in cash, equal to 92% of the net asset value in U.S. dollars ("NAV") per share as of the close of regular trading on the New York Stock Exchange ("NYSE") on January 5, 2001, or such later date to which the Offer is extended, upon the terms and subject to the conditions set forth in this Issuer Tender Offer Statement and in the related Letter of Transmittal (which together constitute the "Offer"). The depositary for the Offer is PFPC Inc. (the "Depositary"). The Fund has mailed materials for the Offer to record holders on or about December 4, 2000.

      THIS OFFER IS BEING EXTENDED TO ALL STOCKHOLDERS OF THE FUND AND IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED, BUT IS SUBJECT TO OTHER CONDITIONS AS OUTLINED HEREIN AND IN THE LETTER OF TRANSMITTAL.

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN AND IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MAY NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE MEXICO EQUITY AND INCOME FUND, INC. THE FUND HAS BEEN ADVISED THAT NO DIRECTOR OR EXECUTIVE OFFICER OF THE FUND INTENDS TO TENDER ANY SHARES PURSUANT TO THE OFFER.

      As of November 17, 2000, there were 9,945,593.71 Shares issued and outstanding, and the NAV was $10.82 per Share. The Fund does not expect that the number of shares issued and outstanding will be materially different on the Termination Date. Stockholders may contact Georgeson Shareholder Communications Inc., the Fund's Information Agent, toll free at 877-748-9137 or collect at 212-440-9800 to obtain current NAV quotations for the Shares.

      Any Shares acquired by the Fund pursuant to the Offer will become authorized but unissued Shares and will be available for issuance by the Fund without further Stockholder action (except as required by applicable law). Tendering Stockholders may be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Fund. Stockholders may also be subject to other transaction costs, as described in Section 1.

      1. Terms of the Offer; Termination Date. Upon the terms and subject to the conditions set forth in the Offer, the Fund will accept for payment, and pay for, up to 20% of the Fund's outstanding Shares validly tendered on or prior to 5:00 p.m., New York City time, on January 5, 2001, or such later date to which the Offer is extended (the "Termination Date"), and not withdrawn as permitted by Section 4.

      If the number of Shares properly tendered and not withdrawn prior to the Termination Date is less than or equal to the Offer Amount, the Fund will, upon the terms and conditions of the Offer, purchase all Shares so tendered. If more than 1,989,118 Shares are duly tendered pursuant to the Offer (and not withdrawn as provided in Section 4), unless the Fund determines not to purchase any Shares, the Fund will purchase Shares from tendering Stockholders, in accordance with the terms and conditions specified in the Offer, on a pro rata basis (disregarding fractions), in accordance with the number of Shares duly tendered by or on behalf of each Stockholder (and not so withdrawn); however, the Fund will accept all Shares tendered by any Stockholder who owns, beneficially or of record, an aggregate of not more than 99 Shares and who tenders all such Shares by means of the Letter of Transmittal tendered by or on behalf of that Stockholder. If Shares duly tendered by or on behalf of a Stockholder include Shares held pursuant to the Fund's dividend reinvestment plan, the proration will be applied first with respect to other Shares tendered and only thereafter, if and as necessary, with respect to Shares held pursuant to that Plan. The Fund does not contemplate extending the Offer and increasing the number of Shares covered thereby by reason of more than 1,989,118 Shares having been tendered.

      Stockholders should consider the relative costs of tendering Shares at an 8% discount to NAV pursuant to the Offer or selling Shares at the market price with the associated transaction costs.

      Stockholders should also consider that the Fund may liquidate in 2001, in which case stockholders would receive an amount equal to approximately the net asset value per share at the time of liquidation for all of their shares. There can be no assurance, however, that the Stockholders will approve the Plan of Liquidation adopted by the Fund's Board of Directors.

      The Fund expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary. Any such extension will also be publicly announced by press release issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Termination Date. If the Fund makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Fund will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). During any extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering Stockholder to withdraw his or her Shares.

      Subject to the terms and conditions of the Offer, the Fund will pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of the Offer. Any extension, delay, termination, or amendment will be followed as promptly as practicable by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Termination Date.

      2. Acceptance for Payment and Payment for Shares Upon the terms and subject to the conditions of the Offer, the Fund will accept for payment, and will pay for, Shares validly tendered on or before the Termination Date and not properly withdrawn in accordance with Section 4 as soon as practicable after the Termination Date. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (unless such Shares are held in uncertificated form), a properly completed and duly executed Letter of Transmittal, and any other documents required by the Letter of Transmittal. The Fund expressly reserves the right, in its sole discretion, to delay the acceptance for payment of, or payment for, Shares, in order to comply, in whole or in part, with any applicable law.

      For purposes of the Offer, the Fund will be deemed to have accepted for payment Shares validly tendered and not withdrawn as, if and when the Fund gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate purchase price therefor with the Depositary, which will act as agent for the tendering Stockholders for purpose of receiving payments from the Fund and transmitting such payments to the tendering Stockholders. Under no circumstances will interest on the purchase price for Shares be paid, regardless of any delay in making such payment.

      If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or are not paid because of an invalid tender, or if certificates are submitted for more Shares than are tendered (i) certificates for such unpurchased Shares will be returned, without expense to the tendering Stockholder, as soon as practicable following expiration or termination of the Offer, (ii) Shares delivered pursuant to the Book-Entry Delivery Procedure (as defined in Section 3 below) will be credited to the appropriate account maintained within the appropriate Book-Entry Transfer Facility and (iii) uncertificated Shares held by the Fund's transfer agent pursuant to the Fund's dividend reinvestment plan will be returned to the dividend reinvestment plan account maintained by the transfer agent.

      If the Fund is delayed in its acceptance for payment of, or in its payment for, Shares, or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Fund's rights under this Offer, the Depositary may, on behalf of the Fund, retain tendered Shares, and such Shares may not be withdrawn unless and except to the extent tendering Stockholders are entitled to withdrawal rights as described in Section 4.

      The purchase price of the Shares will equal 92% of their NAV (an 8% discount) as of the close of regular trading on the NYSE on January 5, 2001, or such later date to which the Offer is extended (the "Pricing Date"). Tendering Stockholders may be obliged to pay brokerage commissions or fees. Under the circumstances set forth in Instruction 6 of the Letter of Transmittal, Stockholders may pay transfer taxes on the purchase of Shares by the Fund.

      The Fund normally calculates the NAV of its Shares weekly at the close of regular trading on the NYSE. On November 17, 2000, the NAV was $10.82 per Share. The Shares are listed on the NYSE. On November 17, 2000, the last sales price at the close of regular trading on the NYSE was $9.56 per Share. The NAV of the Fund's Shares will be available weekly through December 29, 2000 and daily from January 2, 2001 until the Termination Date, through the Fund's Information Agent toll free at 877-748-9137 or call collect at 212-440-9800.

      3. Procedure for Tendering Shares. Stockholders having Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such firm if they desire to tender their Shares. For a Stockholder validly to tender Shares pursuant to the Offer, (a)(i) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be transmitted to and received by the Depositary at one of its addresses set forth on the last page of this Issuer Tender Offer Statement, and
(ii) either the certificate for Shares must be transmitted to and received by the Depositary at one of its addresses set forth on the last page of this Issuer Tender Offer Statement, or the tendering Stockholder must comply with the Book-Entry Delivery Procedure set forth in this Section 3, or (b) Stockholders must comply with the Guaranteed Delivery Procedure set forth in this Section 3, in all cases prior to the Termination Date.

      The Fund's transfer agent holds Shares in uncertificated form for certain Stockholders pursuant to the Fund's dividend reinvestment plan. Stockholders may tender such uncertificated Shares by completing the appropriate section of the Letter of Transmittal or Notice of Guaranteed Delivery.

      Signatures on Letters of Transmittal must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. (the "NASD"), or by a commercial bank or trust company having an office, branch or agency in the United States (each an "Eligible Institution") unless (i) the Letter of Transmittal is signed by the registered holder of the Shares tendered, including those Stockholders who are participants in a Book-Entry Transfer Facility and whose name appears on a security position listing as the owner of the Shares, but excluding those registered Stockholders who have completed either the "Special Payment Instructions" box or the "Special Delivery Instructions" box on the Letter of Transmittal, or (ii) such Shares are tendered for the account of an Eligible Institution. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 5 of the Letter of Transmittal for further information.

      To prevent U.S. federal income tax backup withholding on payments made for the purchase of Shares purchased pursuant to the Offer, a Stockholder who does not otherwise establish an exemption from such backup withholding must provide the Depositary with his or her correct taxpayer identification number and certify that he or she is not subject to backup withholding by completing the Substitute Form W-9 included with the Letter of Transmittal. Foreign Stockholders who have not previously submitted a Form W-8 to the Fund must do so in order to avoid backup withholding. If the Fund's purchase of Shares were treated as a dividend rather than an exchange with respect to a tendering Stockholder, such Stockholder may be subject to backup withholding if the Internal Revenue Service so advised the Fund, or if such Stockholder failed to certify that such Stockholder is not subject to backup withholding. See Section 8, "Federal Income Tax Consequences," below.

      All questions as to the validity, form, eligibility (including time of receipt), payment and acceptance for payment of any tender of Shares will be determined by the Fund, in its sole discretion, which determination shall be final and binding. The Fund reserves the absolute right to reject any and all tenders of Shares it determines not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. Neither the Fund, the Fund's U.S. Co-Adviser, the Fund's Mexican Adviser, the Information Agent, the Depositary, nor any other person shall be under any duty to give notification of any defects or irregularities in tenders, nor shall any of the foregoing incur any liability for failure to give any such notification. The Fund's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and instructions thereto) will be final and binding.

      Payment for Shares tendered and accepted for payment pursuant to the Offer will be made, in all cases, only after timely receipt of (i) certificates for such Shares by the Depositary or book-entry confirmation of delivery of such Shares to the account of the Depositary, (ii) a properly completed and duly executed Letter of Transmittal for such Shares, and (iii) any other documents required by the Letter of Transmittal. The tender of Shares pursuant to any of the procedures described in this Section 3 will constitute an agreement between the tendering Stockholder and the Fund upon the terms and subject to the conditions of the Offer.

      The method of delivery of all required documents is at the election and risk of each tendering Stockholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

Book-Entry Delivery Procedure

      The Depositary will establish accounts with respect to the Shares at the Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer. Any financial institution that is a participant in any of the Book-Entry Transfer Facility's systems may make delivery of tendered Shares by (i) causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with such Book-Entry Transfer Facility's procedure for such transfer and (ii) causing a confirmation of receipt of such delivery to be received by the Depositary (the "Book-Entry Delivery Procedure"). The Book-Entry Transfer Facility may charge the account of such financial institution for tendering Shares on behalf of Stockholders. Notwithstanding that delivery of Shares may be properly effected in accordance with this Book-Entry Delivery Procedure, the Letter of Transmittal, with signature guarantee, if required, and all other documents required by the Letter of Transmittal must be transmitted to and received by the Depositary at the appropriate address set forth on the last page of this Offer before the Termination Date, or the tendering Stockholder must comply with the Guaranteed Delivery Procedure set forth below. Delivery of documents to a Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary for purposes of this Offer.

Guaranteed Delivery Procedure

      If certificates for Shares are not immediately available or time will not permit the Letter of Transmittal and other required documents to reach the Depositary prior to the Termination Date, Shares may be properly tendered provided that (i) such tenders are made by or through an Eligible Institution and (ii) the Depositary receives, prior to the Termination Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Fund (delivered by hand, mail or telegram) and (iii) the certificates for all tendered Shares, or confirmation of the delivery of Shares delivered into the Depositary's account in accordance with such Book-Entry Transfer Facility's procedure for such transfer, together with a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal, are received by the Depositary within three business days after the Termination Date (the "Guaranteed Delivery Deadline").

      4. Rights of Withdrawal. Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Termination Date (including any date to which the Offer is extended). After the Termination Date (including any date to which the Offer is extended), all tenders made pursuant to the Offer are irrevocable.

      To be effective, a written or telegraphic notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the last page of this Issuer Tender Offer Statement. Any notice of withdrawal must specify the name of the person who executed the particular Letter of Transmittal or Notice of Guaranteed Delivery, the number of Shares to be withdrawn, and the names in which the Shares to be withdrawn are registered. Any signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If certificates have been delivered to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares withdrawn must also be furnished to the Depositary. If Shares have been delivered pursuant to the Book-Entry Delivery Procedure set forth in Section 3, any notice of withdrawal must specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares (which must be the same name, number, and Book-Entry Transfer Facility from which the Shares were tendered), and must comply with the procedures of that Book-Entry Transfer Facility.

      All questions as to the form and validity, including time of receipt, of any notice of withdrawal will be determined by the Fund, in its sole discretion, which determination shall be final and binding. Neither the Fund, the Fund's U.S. Co-Adviser, the Fund's Mexican Adviser, the Information Agent, the Depositary, nor any other person shall be under any duty to give notification of any defects or irregularities in any notice of withdrawal, nor shall any of the foregoing incur any liability for failure to give such notification. Any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following the procedures described in Section 3 at any time prior to the Termination Date.

      If the Fund is delayed in its acceptance for payment of Shares, or is unable to accept for payment Shares tendered pursuant to the Offer, for any reason, then, without prejudice to the Fund's rights under the Offer, the Depositary may, on behalf of the Fund, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering Stockholders are entitled to withdrawal rights as set forth in this Section 4.

      5. Source and Amount of Funds; Effect of the Offer. The actual cost to the Fund cannot be determined at this time because the number of Shares to be purchased will depend on the number tendered, and the price will be based on the NAV per Share on the Pricing Date. If the NAV per Share on the Pricing Date were the same as the NAV per Share on November 17, 2000, and if Stockholders tender 20% of the Fund's outstanding Shares pursuant to the Offer, the estimated payments by the Fund to the Stockholders would be approximately $19,800,476.22. See the Pro Forma Capitalization table below.

      The monies to be used by the Fund to purchase Shares pursuant to the Offer will be obtained from cash and from sales of securities in the Fund's investment portfolio.

      The Offer may have certain adverse consequences for tendering and non-tendering Stockholders.

      Effect on NAV and Consideration Received by Tendering Stockholders. If the Fund is required to sell a substantial amount of portfolio securities to raise cash to finance the Offer, the market prices of the Fund's portfolio securities, and hence the Fund's NAV, may decline. If such a decline occurs, the Fund cannot predict what its magnitude might be or whether such a decline would be temporary or continue to or beyond the Termination Date. Because the price per Share to be paid in the Offer will be dependent upon the NAV per Share as determined on the Termination Date, if such a decline continued up to the Termination Date, the consideration received by tendering Stockholders would be reduced. In addition, the sale of portfolio securities will cause increased brokerage and related transaction expenses, and the Fund may receive proceeds from the sale of portfolio securities less than their valuations by the Fund. Accordingly, because of the Offer, the Fund's NAV per Share may decline more than it otherwise might, thereby reducing the amount of proceeds received by tendering Stockholders and the value per Share for non-tendering Stockholders.

      Stockholders should note, however, that the Offer may result in accretion to the Fund's NAV per Share, following the Offer, due to the fact that the Purchase Price represents an 8% discount to the Fund's NAV per Share. The potential accretion to the Fund's NAV per Share may offset in whole or in part any decline in the Fund's NAV as discussed above.

      The Fund will likely sell portfolio securities during the pendency of the Offer to raise cash for the purchase of Shares. Thus, during the pendency of the Offer, and possibly for a short time thereafter, the Fund will hold a greater than normal percentage of its net assets in cash and cash equivalents. The Fund is required by law to pay for tendered Shares it accepts for payment promptly after the Termination Date of the Offer. Because the Fund will not know the number of Shares tendered until the Termination Date, the Fund will not know until the Termination Date the amount of cash required to pay for such Shares. If on or prior to the Termination Date the Fund does not have, or believes it is unlikely to have, sufficient cash to pay for all Shares tendered, it may extend the Offer to allow additional time to sell portfolio securities and raise sufficient cash.

      Recognition of Capital Gains. As noted, the Fund will likely be required to sell portfolio securities pursuant to the Offer. If the Fund's tax basis for the securities sold is less than the sale proceeds, the Fund will recognize capital gains. The Fund would expect to declare and distribute any such gains to Stockholders of record (reduced by net capital losses realized during the fiscal year, if any), during 2001. This recognition and distribution of gains, if any, would have two negative consequences: first, Stockholders at the time of a declaration of distributions would be required to pay taxes on a greater amount of capital gain distributions than otherwise would be the case; and second, to raise cash to make the distributions, the Fund might need to sell additional portfolio securities, thereby possibly being forced to realize and recognize additional capital gains. It is impossible to predict what the amount of unrealized gains or losses would be in the Fund's portfolio at the time that the Fund is required to liquidate portfolio securities (and hence the amount of capital gains or losses that would be realized and recognized). As of October 31, 2000, there was unrealized depreciation of $2,431,648 in the Fund's portfolio as a whole.

      In addition, some of the distributed gains may be realized on securities held for one year or less, which would generate income taxable to the Stockholders at ordinary income rates. This could adversely affect the Fund's after-tax performance.

      Tax Consequences of Repurchases to Stockholders. The Fund's purchase of tendered Shares pursuant to the Offer will have tax consequences for tendering Stockholders and may have tax consequences for non-tendering Stockholders. See
Section 8, "Federal Income Tax Consequences," below.

      Higher Expense Ratio and Less Investment Flexibility. If the Fund purchases a substantial number of Shares pursuant to the Offer, the net assets of the Fund would be reduced accordingly. The reduced net assets of the Fund as a result of the Offer will result in a higher expense ratio for the Fund, and possibly in less investment flexibility for the Fund, depending on the number of Shares repurchased.

      Pro Forma Effects on Capitalization. The following table sets forth the net assets of the Fund as of October 31, 2000, adjusted to give effect to the Offer (excluding expenses and assuming the Fund repurchases 20% of its outstanding Shares):

                               PRO FORMA CAPITALIZATION (1)

                                                 Adjustment for
                           As of October 31,   Purchase at $9.95     Pro Forma As
                                  2000            Per Share (2)        Adjusted
                           -----------------  ------------------  -----------------
Total net assets .......     $110,151,053       $107,611,323.94     $87,810,847.72
Shares outstanding .....        9,965,694          9,945,593.71          7,976,576
NAV per Share (3) ......     $      11.05       $         10.82     $        11.01

--------------
(1) This table assumes purchase by the Fund of 1,989,118 Shares, equal to 20% of the Fund's Shares outstanding on November 17, 2000.
(2) This amount represents 92% of the Fund's NAV as determined on November 17, 2000. Shares tendered pursuant to the Offer will be purchased at an 8% discount to NAV on the Pricing Date, which may be more or less than $10.82 per Share, and the pro forma NAV per Share also may be more or less.
(3) The NAV per Share of the Fund is normally determined weekly as of the close of regular trading on the NYSE, and is determined by dividing the total net assets of the Fund by the number of Shares outstanding.

      6. Purpose of the Offer The Board of Directors has consistently recognized that it would be in the best interests of Stockholders to attempt to reduce or eliminate any discount at which the Fund's Shares may trade to their NAV. The Fund, pursuant to the direction of the Board of Directors has undertaken significant actions designed to reduce the Fund's discount. On March 5, 1999, the Fund's Board of Directors approved a tender offer for up to 10% of each Stockholder's Shares at a price representing a discount of 10% to NAV and approved a share repurchase program for up to 10% of the Fund's outstanding shares. The Fund accepted for tender the 463,179 Shares validly tendered pursuant to the tender offer.

      In addition, at a meeting held on October 11, 1999, the Board of Directors approved a new share repurchase and tender offer program designed to reduce the discount and enhance Stockholder value. Pursuant to this program, the Fund was authorized to conduct a two phase share repurchase program for up to 2,800,000 Shares of common stock of the Fund through a combination of share repurchases and tender offers. As of October 31, 2000, the Fund had repurchased 1,396,400 Shares pursuant to the share repurchase programs. At a meeting held on April 4, 2000, the Board of Directors adopted a plan of liquidation and directed the plan of liquidation be submitted to stockholders of the Fund for approval (which subsequently was not approved). In light of this decision, the Board of Directors determined that the Fund would not conduct a tender offer pursuant to the new share repurchase and tender offer program.

      At a meeting held on September 15, 2000, the Board determined to conduct a tender offer for Shares of the Fund's common stock to attempt to reduce the market discount at which the Fund's Shares were currently trading. The Board announced the Offer is one of a number of steps adopted by the Board in response to the fact that the Board's earlier proposal to liquidate and dissolve the Fund was not approved by 66 2/3% of the outstanding shares of the Fund, as required by Maryland law. Of the 10,060,394 outstanding shares of common stock, 5,764,990 shares (57.30%) were voted in favor of the proposal, 446,013 shares (4.43%) were voted against the proposal, 77,051 shares (0.77%) abstained and 3,772,340 shares (37.5%) did not vote. The Board committed the Fund to conduct a tender offer for up to 20% of the Fund's outstanding Shares at a price equal to 92% of the Fund's NAV on the termination of the Offer. The Board determined to commence the Offer as soon as practicable after payment of a dividend which will represent the Fund's required distribution to satisfy requirements under the Internal Revenue Code. The Board has determined to effect the Offer under Rule 13e-4 of the Exchange Act.

      The Board established the terms of the Offer at a meeting held on November 10, 2000. At the same meeting, the Board adopted a Plan of Liquidation of the Fund and directed that it be submitted for approval by the Fund's Stockholders, following the conclusion of the Offer at the Annual Meeting of the Fund's Stockholders scheduled for approximately March 9, 2001. Stockholders whose Shares are purchased by the Fund in the Offer will not be able to vote those Shares on the proposal to liquidate the Fund. In addition, those Stockholders will receive 92% of the NAV on the Pricing Date for the Shares that are repurchased by the Fund, and those Shares are likely to represent less than all of the Stockholder's holdings. If the Stockholders approve the Plan of Liquidation, as to which there can be no assurance, Stockholders who hold Shares at the time of the liquidation will receive approximately the NAV per share for all of those Shares.

      Any Shares acquired by the Fund pursuant to the Offer will become authorized but unissued Shares and will be available for issuance by the Fund without further Stockholder action (except as required by applicable law or the rules of national securities exchanges on which the Shares are listed).

      NEITHER THE FUND, NOR ITS BOARD OF DIRECTORS, NOR THE U.S. CO-ADVISER, NOR THE MEXICAN ADVISER MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OF SUCH STOCKHOLDER'S SHARES AND NONE OF SUCH PERSONS HAS AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. STOCKHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISERS AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES.

      7. NAV And Market Price Range Of Shares; Dividends. The Shares are traded on the NYSE. During each fiscal quarter of the Fund during the past two fiscal years, the NAV (as of the last day of such fiscal quarter), and the High, Low and Close Market Price per Share (as of the last day of such fiscal quarter) were as follows:

                                                                         Net
                                                                        Asset
Fiscal Quarter Ended                        Market Price                Value
                                 -----------------------------------    -----
                                   High         Low          Close
                                 --------     --------     --------
October 31, 1998 ..........      $ 7.5625      $4.5        $  6.25     $  7.80
January 31, 1999 ..........        6.5          4.4375        5.25        6.57
April 30, 1999 ............        7.75         5.0           7.6875      9.21
July 31, 1999 .............        8.75         6.75          7.0625      8.64
October 31, 1999 ..........        7.0625       6.3125        6.875       8.33
January 31, 2000 ..........        8.9375       6.75          8.4375     10.07
April 30, 2000 ............       12.125        8.5           9.6875     10.82
July 31, 2000 .............       11.875        8.625        10.6875     11.36
October 31, 2000 ..........       11.0625       8.4375        9.75       11.05

      THE FUND DECLARED A CASH DIVIDEND ON NOVEMBER 8, 2000, WITH A RECORD DATE OF NOVEMBER 22, 2000 AND A PAYMENT DATE OF DECEMBER 1, 2000. IT IS ANTICIPATED THAT NO FURTHER DIVIDEND WILL BE DECLARED BY THE BOARD OF DIRECTORS WITH A RECORD DATE OCCURRING BEFORE THE EXPIRATION OF THE OFFER AND THAT, ACCORDINGLY, HOLDERS OF SHARES PURCHASED PURSUANT TO THE OFFER WILL NOT RECEIVE AN additional DIVIDEND WITH RESPECT TO SUCH SHARES. THE AMOUNT AND FREQUENCY OF DIVIDENDS IN THE FUTURE WILL DEPEND ON CIRCUMSTANCES EXISTING AT THAT TIME.

      8. Federal Income Tax Consequences of the Offer. The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. In view of the individual nature of tax consequences, each Stockholder is advised to consult its own tax adviser with respect to the specific tax consequences to it of participation in the Offer, including the effect and applicability of state, local, foreign, and other tax laws and the possible effects of changes in federal or other tax laws.

      The sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a "sale or exchange," or under certain circumstances, as a "dividend." Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the "Code"), a sale of Shares pursuant to the Offer generally will be treated as a "sale or exchange" if the receipt of cash by the Stockholder: (a) results in a "complete termination" of the Stockholder's interest in the Fund, (b) is "substantially disproportionate" with respect to the Stockholder, or (c) is "not essentially equivalent to a dividend" with respect to the Stockholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Stockholder by reason of certain constructive ownership rules set forth in
Section 318 of the Code, generally must be taken into account. If any of these three tests for "sale or exchange" treatment is met, a Stockholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Stockholder's adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) 20% for capital assets held for more than one year.

      If the requirements of Section 302(b) of the Code are not met, amounts received by a Stockholder who sells Shares pursuant to the Offer will be taxable to the Stockholder as a "dividend" to the extent of such Stockholder's allocable share of the Fund's current or accumulated earnings and profits. To the extent that amounts received exceed such Stockholder's allocable share of the Fund's current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Stockholder's adjusted basis in the Shares sold pursuant to the Offer) and any amounts in excess of the Stockholder's adjusted basis will constitute taxable gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Stockholder. In addition, if a tender of Shares is treated as a "dividend" to a tendering Stockholder, a constructive dividend under Section 305(c) of the Code may result to a non-tendering Stockholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender. The Fund believes that the nature of the repurchase will be such that the sale of Shares pursuant to the Offer will normally satisfy the test for a sale that is "not essentially equivalent to a dividend" and therefore will qualify for "sale or exchange" treatment (as opposed to "dividend" treatment).

      Foreign Stockholders. Generally payments to a tendering Stockholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its shares in connection with a trade or business conducted in the United States (a "Foreign Stockholder") that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, will be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty or statute). A tendering Foreign Stockholder who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Stockholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Stockholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that are "controlled foreign corporations," "foreign personal holding companies," corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser.

      Backup Withholding. The Fund generally will be required to withhold tax at the rate of 31% ("backup withholding") from any payment to a tendering Stockholder that is an individual (or certain other non-corporate persons) if the Stockholder fails to provide to the Fund its correct taxpayer identification number. If the payment by the Fund to any such Stockholder is treated as a dividend rather than a "sale or exchange" as described above, backup withholding also will be required with respect to that payment if the Internal Revenue Service advises the Fund that the Stockholder is subject to backup withholding for prior underreporting of reportable interest or dividend payments or if the Stockholder fails to certify that it is not subject thereto. A foreign Stockholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Shares only if it furnishes to the Fund a duly completed Form W-8, signed under penalty of perjury, stating that it (1) is neither a citizen nor a resident of the United States, (2) has not been and reasonably does not expect to be present in the United States for a period aggregating 183 days or more during the calendar year, and (3) reasonably expects not to be engaged in a trade or business within the United States to which the gain on sale of the Shares would be effectively connected. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Stockholder's U.S. federal income tax liability.

      9. Selected Financial Information. Set forth below is a summary of selected financial information for the Fund as of and for the fiscal years ended July 31, 2000 and July 31, 1999. The information with respect to the two fiscal years has been excerpted from the Fund's audited financial statements contained in its Annual Reports to Stockholders for these years. These reports have previously been provided to Stockholders of the Fund. Copies of the two audited statements can be obtained for free at the website of the Commission (http://www.sec.gov). The summary of selected financial information set forth below is qualified in its entirety by reference to such statements and the financial information, the notes thereto and related matter contained therein.

                    SUMMARY OF SELECTED FINANCIAL INFORMATION
                         For the Periods Indicated Below

                                                             Year Ended        Year Ended
                                                           July 31, 2000     July 31, 1999
                                                           -------------     -------------
                                                             (Audited)         (Audited)
STATEMENT OF OPERATIONS
  Investment income ...................................     $  2,501,532     $  4,329,969
  Expenses ............................................        2,212,581        1,769,459
                                                            ------------     ------------
  Net investment income (loss) ........................          288,951        2,560,510
                                                            ------------     ------------
  Net gain (loss) on investments and foreign
    currency transactions .............................       23,309,764      (20,981,275)
                                                            ------------     ------------
  Change in unrealized appreciation (depreciation) ....        5,231,592       11,474,896
                                                            ------------     ------------
  Net increase (decrease) in net assets from operations     $ 28,830,307     $ (6,945,869)
                                                            ------------     ------------

STATEMENTS OF ASSETS AND LIABILITIES
  (AT END OF PERIOD)
  Total assets ........................................     $118,092,633     $ 97,973,996
  Total liabilities ...................................        3,980,569          823,606
                                                            ------------     ------------
  Net assets ..........................................     $114,112,064     $ 97,150,390
                                                            ------------     ------------
  Net asset value per Share ...........................     $      11.36     $       8.64
  Shares outstanding ..................................       10,042,394       11,242,094

                                                                Year Ended     Year Ended
                                                              July 31, 2000   July 31, 1999
                                                              -------------   -------------
                                                                 (Audited)      (Audited)
SELECTED DATA FOR A SHARE OUTSTANDING
  THROUGHOUT EACH PERIOD
  Net Asset Value, beginning of  period ....................     $   8.64       $  10.16
  Income From Investment Operations Net investment income ..     $    .03       $    .22
  Net realized and unrealized gain (loss) on investments
    and foreign currency transactions ......................         2.62           (.87)
                                                                 --------       --------

  Net increase (decrease) in net asset value from operations         2.65           (.65)
                                                                 --------       --------
  Dividends and Distributions Dividends from net
    investment income ......................................         (.12)
  Distributions in excess of net investment income
    Distributions in excess of net realized gains ..........                        (.93)
                                                                 --------       --------
  Total dividends and distributions ........................         (.12)          (.93)
                                                                 --------       --------
  Anti-dilutive effect of tender offer .....................           --            .04
  Anti-dilutive effect of share repurchases ................          .19            .02
                                                                 --------       --------
  Net asset value, end of period ...........................     $  11.36       $   8.64
                                                                 --------       --------
  Market value, end of period ..............................     $10.6875       $ 7.0625
                                                                 --------       --------

RATIOS
  Expenses to average net assets ...........................         2.03%          1.88%
  Net investment income to average net assets ..............          .27%          2.72%

TOTAL INVESTMENT RETURN
  Total investment return based on:
    Market value ...........................................        53.36%          7.24%

      10. Certain Information Concerning the Fund and the Fund's U.S. Co-Adviser and Mexican Adviser. The Fund is a closed-end, non-diversified management investment company organized as a Maryland corporation. The Shares were first issued to the public on August 21, 1990. As a closed-end investment company, the Fund differs from an open-end investment company (i.e., a mutual fund) in that it does not redeem its Shares at the election of a Stockholder and does not continuously offer its Shares for sale to the public. The Fund's investment objective is to seek high total return through capital appreciation and current income. It is the Fund's policy to invest at least 50% of its assets in equity and convertible debt securities issued by Mexican companies and the remainder of its assets in debt (other than convertible debt securities of Mexican issuers) and, for cash management or temporary defensive purposes, in certain high quality short-term debt instruments.

      Advantage Advisers, Inc. serves as U.S. Co-Adviser to the Fund. The U.S. Co-Adviser is a wholly-owned subsidiary of CIBC World Markets Corp. ("CIBC WM"), which is indirectly owned by The Canadian Imperial Bank of Commerce. The U.S. Co-Adviser is a corporation organized under the laws of Delaware on May 31, 1990 and a registered investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The U.S. Co-Adviser has served as U.S. Co-Adviser since the Fund's inception. The principal business address of the U.S. Co-Adviser is 200 Liberty Street, One World Financial Center, New York, New York, 10281.

      Acci Worldwide, S.A. de C.V. serves as the Mexican Adviser to the Fund. The Mexican Adviser was organized in 1990 as a company with limited liability under the laws of Mexico to carry on investment management activities, and is a registered investment adviser under the Advisers Act. The Mexican Adviser is a wholly owned subsidiary of Acciones y Valores de Mexico, S.A. de C.V. ("AVM"). AVM, organized in 1971, provides institutional and brokerage services as well as financial advice to investors and securities issuers, specializing in money market, brokerage and corporate finance operations, and provides investment advice to Mexican investment funds. AVM is one of the leading brokerage firms in Mexico and is a wholly owned subsidiary of Grupo Financiero Banamex

Accival, S.A. de C.V. ("Grupo Banacci"). AVM holds 100% of the capital stock of ACCI Securities, Inc., a securities brokerage firm incorporated in Delaware in June 1990, with its principal place of business in New York. ACCI Securities, Inc. is registered as a broker-dealer with the United States Securities and Exchange Commission and effects transactions as a broker in Mexican securities, primarily for U.S. institutional investors and, solely incidental thereto, provides investment advice and research. The business address of the Mexican Adviser is Paseo de la Reforma 398, Mexico City, D.F., Mexico 06600.

      The Fund is subject to the information and reporting requirements of the 1940 Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. The Fund has also filed an Issuer Tender Offer Statement on Schedule TO with the Commission. Such reports and other information should be available for inspection at the public reference room at the Commission's office 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C., and also should be available for inspection and copying at the following regional offices of the
Commission: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois; 7 World Trade Center, New York, New York. The Fund's filings are also available to the public on the Commission's internet site (http://www.sec.gov). Copies may be obtained, by mail, upon payment of the Commission's customary charges, by writing to its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

      11. Interest of Directors and Officers; Transactions and Arrangements Concerning the Shares. The directors and executive officers of the Fund and the aggregate number and percentage of the Shares each of them beneficially owns is set forth in the table below.

                                         Number of Shares   Percentage of Shares
      Name and Position                 Beneficially Owned   Beneficially Owned
      -----------------                 ------------------   ------------------
      Mr. Phillip Goldstein -- Director          2,200              .02%
      Mr. Alan Rappaport -- Director            14,121              .14%

      Neither the Fund nor any subsidiary of the Fund nor, to the best of the Fund's knowledge, any of the Fund's officers or directors has effected any transaction in Shares during the past 60 business days.

      Except as set forth in the Offer, neither the Fund, nor, to the best of the Fund's knowledge, any of the Fund's officers or directors, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly to the Offer with respect to any securities of the Fund, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

      12. Certain Legal Matters; Regulatory Approvals The Fund is not aware of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Fund as contemplated herein. Should any such approval or other action be required, the Fund presently contemplates that such approval or other action will be sought. The Fund is unable to predict whether it may determine that it is required to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Fund's business. The Fund's obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions described in Section 13.

      13. Certain Conditions of the Offer. Notwithstanding any other provision of the Offer, the Fund shall not be required to accept for payment or pay for any Shares, may postpone the acceptance for payment of, or payment for, tendered Shares, and may, in its reasonable discretion, terminate or amend the Offer as to any Shares not then paid for if (1) such transactions, if consummated, would
(a) result in delisting of the Fund's Common Stock from the NYSE or (b) impair the Fund's status as a regulated investment company under the Code (which would make the Fund subject to U.S. federal income taxes on all of its income and gains in addition to the taxation of Stockholders who receive distributions from the Fund); (2) the amount of shares of Common Stock tendered would require liquidation of such a substantial portion of the Fund's securities that the Fund would not be able to liquidate portfolio securities in an orderly manner in light of the existing market conditions and such liquidation would have an adverse effect on the NAV of the Fund to the detriment of non-tendering Stockholders; (3) there is any (a) in the Board of Directors' judgment, material legal action or proceeding instituted or threatened challenging such transactions or otherwise materially adversely affecting the Fund, (b) suspension of or limitation on prices for trading securities generally on the NYSE or other national securities exchange(s), or the NASDAQ National Market System, (c) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State, (d) limitation affecting the Fund or the issuers of its portfolio securities imposed by federal or state authorities on the extension of credit by lending institutions, (e) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States, or (f) in the Board of Directors' judgment, other event or condition which would have a material adverse effect on the Fund or its Stockholders if tendered Shares were purchased; or (4) the Board of Directors determines that effecting any such transaction would constitute a breach of their fiduciary duty owed to the Fund or its Stockholders.

      The foregoing conditions are for the sole benefit of the Fund and may be asserted by the Fund regardless of the circumstances (including any action or inaction by the Fund) giving rise to any such conditions or may be waived by the Fund in whole or in part at any time and from time to time in its sole discretion. The failure by the Fund at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Fund concerning the events described in this Section shall be final and binding on all parties.

      A public announcement shall be made of a material change in, or waiver of, such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver.

      If the Offer is suspended or postponed, the Fund will provide notice to Stockholders of such suspension or postponement.

      14. Fees and Expenses. The Fund will not pay to any broker or dealer, commercial bank, trust company or other person any solicitation fee for any Shares purchased pursuant to the Offer. The Fund will reimburse such persons for customary handling and mailing expenses incurred in forwarding the Offer. No such broker, dealer, commercial bank or trust company has been authorized to act as the agent of the Fund or the Depositary for purposes of the Offer.

      The Fund has retained PFPC Inc. to act as Depositary and Georgeson Shareholder Communications Inc. to act as Information Agent. The Depositary and the Information Agent will each receive reasonable and customary compensation for their services and will also be reimbursed for certain out-of-pocket expenses, and the Information Agent will be indemnified against certain liabilities by the Fund.

      15. Miscellaneous. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Fund may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction.

      The Fund is not aware of any jurisdiction in which the making of the Offer or the acceptance of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. Consequently, the Offer is currently being made to all holders of Shares. However, the Fund reserves the right to exclude Stockholders in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. So long as the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer, the Fund believes that the exclusion of Stockholders residing in such jurisdiction is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act.

      16. Contacting the Depositary and the Information Agent. The Letter of Transmittal, certificates for the Shares and any other required documents should be sent by each Stockholder of the Fund or his or her broker-dealer, commercial bank, trust company or other nominee to the Depositary as set forth below.

                                    PFPC INC.

                              Depositary Addresses:

                              By First Class Mail:
                               or Express Mail or
                               Overnight Courier:

                                    PFPC Inc.
                       c/o EquiServe Trust Company, N.A.
                             Attn: Corporate Actions
                                  P.O. Box 9573
                              Boston, MA 02205-9573

                            By Registered, Certified

                                    PFPC Inc.
                        c/o Equiserve Trust Company, N.A.
                             Attn: Corporate Actions
                               40 Campanelli Drive
                               Braintree, MA 02184

                                    By Hand:

                         Securities Transfer & Reporting
                                 Services, Inc.
                        c/o Equiserve Trust Company, N.A.
                               100 William Street
                               New York, NY 10038

      Any questions or requests for assistance or additional copies of the Offer, the Letter of Transmittal, the Notice of Guaranteed Delivery, and other documents may be directed to the Information Agent at its telephone number and location listed below. Stockholders may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                     The Information Agent for the Offer is:

                    GEORGESON SHAREHOLDER COMMUNICATIONS INC.
                                 17 State Street
                            New York, New York 10004

                             Toll Free: 877-748-9137
                                       or
                           Call Collect: 212-440-9800

THE MEXICO EQUITY AND INCOME FUND, INC.

December 4, 2000

                                    Offer by

                     THE MEXICO EQUITY AND INCOME FUND, INC.

                              To Purchase for Cash
                  up to 20% of the Fund's Outstanding Shares of
                                  Common Stock

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
     5:00 P.M., NEW YORK CITY TIME, ON JANUARY 5, 2001 ("TERMINATION DATE")

THIS OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED, BUT IS SUBJECT TO OTHER CONDITIONS AS OUTLINED IN THE ISSUER TENDER OFFER STATEMENT AND IN THE LETTER OF TRANSMITTAL.

                                                                December 4, 2000

To Our Clients:

      Enclosed for your consideration is the Issuer Tender Offer Statement, dated December 4, 2000, of The Mexico Equity and Income Fund, Inc., a Maryland corporation registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company (the "Fund"), and a related Letter of Transmittal (which together constitute the "Offer"), pursuant to which the Fund is offering to purchase up to 20% of the Fund's outstanding shares of common stock, par value $0.001 per share (the "Shares"), upon the terms and conditions set forth in the Offer.

      The Issuer Tender Offer Statement and the Letter of Transmittal are being forwarded to you for your information only and cannot be used by you to tender Shares held by us for your account. We are the holder of record of Shares held for your account. A tender of such Shares can be made only by us as the holder of record and only pursuant to your instructions.

      Your attention is called to the following:

            (1) The purchase price to be paid for the Shares is an amount per Share, equal to 92% of the net asset value per Share as determined by the Fund at the close of regular trading on the New York Stock Exchange on January 5, 2001, or such later date to which the Offer is extended. The current net asset value of the Fund will be calculated weekly through December 29, 2000 and daily from January 2, 2001 until the Termination Date and may be obtained by calling Georgeson Shareholder Communications Inc., the Fund's Information Agent, toll free at 877-748-9137 or call collect 212-440-9800.

            (2) The Offer is not conditioned upon any minimum number of Shares being tendered.

            (3) Upon the terms and subject to the conditions of the Offer, the Fund will purchase all Shares validly tendered on or prior to 5:00 p.m., New York City time, on January 5, 2001, or such later date to which the Offer is extended (the "Termination Date").

            (4) No fees or commission will be payable to the Fund in connection with the tender offer. However, tendering Stockholders may be obligated to pay brokerage commissions or, subject to Instruction 7, "Stock Transfer Taxes," of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Fund pursuant to the Offer.

            (5) Your instructions to us should be forwarded in ample time before the Termination Date to permit us to submit a tender on your behalf.

      An envelope to return your instructions to us is enclosed. YOUR INSTRUCTIONS TO US SHOULD BE FORWARDED AS PROMPTLY AS POSSIBLE IN ORDER TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF THE OFFER.

      The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with applicable law.

      Neither the Fund nor its Board of Directors is making any recommendation to any Stockholder whether to tender or refrain from tendering Shares in the Offer. Each Stockholder is urged to read and evaluate the Offer and accompanying materials carefully.

                                  INSTRUCTIONS

      The undersigned acknowledge(s) receipt of your letter, and the enclosed Offer, dated December 4, 2000, relating to The Mexico Equity and Income Fund, Inc. (the "Fund") to purchase up to 20% of the Fund's outstanding shares of common stock, par value $0.001 per share (the "Shares").

      This will instruct you to tender to the Fund the number of Shares indicated below (which are held by you for the account of the undersigned), upon the terms and subject to the conditions set forth in the Offer that you have furnished to the undersigned.

--------------------------------------------------------------------------------

                   AGGREGATE NUMBER OF SHARES TO BE TENDERED:

                                 _______ Shares

                     Enter number of Shares to be tendered.

--------------------------------------------------------------------------------

                                    ODD LOTS

      This section is to be completed ONLY if Shares are being tendered by or on behalf of a person owning beneficially or of record an aggregate of not more than 99 Shares. The undersigned:

|_| Is the beneficial or record owner of an aggregate of not more than 99 Shares, all of which are being tendered; and, hereby represents that the above indicated information is true and correct as to the undersigned.

--------------------------------------------------------------------------------
                                  SIGNATURE BOX

    _________________________________________________________________________

    _________________________________________________________________________
                                 (Signature(s))

    _________________________________________________________________________

    _________________________________________________________________________

    _________________________________________________________________________
                     (Please print Name(s) and Address here)

    _________________________________________________________________________
                          (Area Code and Telephone No.)

    _________________________________________________________________________
               (Taxpayer Identification (Social Security) Number)

--------------------------------------------------------------------------------

Date: ________________________

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        THE MEXICO EQUITY AND INCOME FUND, INC.


                                        /s/ Bryan McKigney
                                        ------------------
                                        Name: Bryan McKigney
                                        Title: President

                                        Dated: December 4, 2000

                     THE MEXICO EQUITY AND INCOME FUND, INC.
                           One World Financial Center
                               200 Liberty Street
                            New York, New York 10281

DEAR SHAREHOLDER:

      At a meeting held on September 15, 2000, the Board of Directors of The Mexico Equity and Income Fund, Inc. (the "Fund"), voted in favor of a proposal to conduct a tender offer for shares of the Fund's common stock. Accordingly, the Fund is hereby commencing an offer to purchase up to 20% of the Fund's outstanding shares of common stock. The offer is for cash at a price equal to 92% of the Fund's net asset value per share ("NAV") as of the close of regular trading on the New York Stock Exchange ("NYSE") on January 5, 2001, or such later date to which the Offer is extended, upon the terms and conditions set forth in the enclosed Issuer Tender Offer Statement and the related Letter of Transmittal (which together constitute the "Offer").

      The Offer is intended to provide tendering Stockholders with a monetary benefit to the extent that the tender price is above the trading price of the Fund's shares of common stock. The deadline for participating in the Offer is 5:00 p.m., New York City time, January 5, 2001, or such later date to which the Offer is extended (the "Termination Date"). The pricing date for the Offer is the close of regular trading on the NYSE on January 5, 2001, unless the Offer is extended (the "Pricing Date"). Should the Offer be extended, the Pricing Date will be at the close of regular trading on the NYSE on the same date as the Termination Date, as extended. Stockholders who choose to participate in the Offer can expect to receive payment for shares tendered and accepted on or about January 16, 2001 (the "Payment Date").

      If, after carefully evaluating all information set forth in the Offer, you wish to tender shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Stock holders are urged to consult their own investment and tax advisers and make their own decisions whether to tender any shares.

      As of Friday, November 17, 2000, the Fund's NAV was $10.82 per share and 9,945,594 shares were issued and outstanding. The Fund's NAV during the pendency of this Offer may be obtained by contacting Georgeson Shareholder Communications Inc., the Fund's Information Agent, toll free at 877-748-9137 or collect at 212-440-9800.

      Neither the Fund nor its Board of Directors (the "Board") is making any recommendation to any Stockholder whether to tender or refrain from tendering shares in the Offer. The Fund and the Board urge each Stockholder to read and evaluate the Offer and related materials carefully and make his or her own decision. In considering whether to tender shares in the Offer, Stockholders should be advised that at a meeting held on November 10, 2000, the Board adopted a Plan of Liquidation of the Fund and directed that it be submitted for approval by the Fund's Stockholders, following the conclusion of the Offer at the Annual Meeting of the Fund's Stockholders scheduled to be held on approximately March 9, 2001. Stockholders whose Shares are purchased by the Fund in the Offer will not be able to vote those Shares on the proposal to liquidate the Fund. In addition, those Stockholders will receive 92% of the NAV on the Pricing Date for the Shares that are repurchased by the Fund, and those Shares are likely to represent less than all of the Stockholder's holdings. If the Stockholders approve the Plan of Liquidation, as to which there can be no assurance, Stockholders who hold Shares at the time of the liquidation will receive approximately the NAV per share for all of those Shares.

      Questions, requests for assistance and requests for additional copies of this Offer and related material should be directed to Georgeson Shareholder Communications Inc., the Fund's Information Agent, at 877-748-9137 or collect at 212-440-9800.

                                                      Sincerely,


                                                      BRYAN McKIGNEY
                                                      President

December 4, 2000

                                    Offer by

                     THE MEXICO EQUITY AND INCOME FUND, INC.

                              To Purchase for Cash
                       up to 20% of the Fund's Outstanding
                             Shares of Common Stock

            THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JANUARY 5, 2001 ("TERMINATION DATE")

      THIS OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING
        TENDERED, BUT IS SUBJECT TO OTHER CONDITIONS AS OUTLINED IN THE FUND'S ISSUER TENDER OFFER STATEMENT AND IN THE LETTER OF TRANSMITTAL.

                                                                December 4, 2000

To Brokers, Dealers, Commercial Banks,
  Trust Companies and Other Nominees:

      We are enclosing herewith the material listed below relating to the offer of The Mexico Equity and Income Fund, Inc., a Maryland corporation registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company (the "Fund"), to purchase up to 20% of the Fund's outstanding shares of common stock, par value $0.001 per share (the "Shares"), upon the terms and conditions set forth in its Issuer Tender Offer Statement dated December 4, 2000 and in the related Letter of Transmittal (which together constitute the "Offer"). The price to be paid for the Shares is an amount per Share equal to 92% of the net asset value per Share as determined by the Fund at the close of regular trading on the New York Stock Exchange on January 5, 2001, or such later date to which the Offer is extended.

      We are asking you to contact your clients for whom you hold Shares registered in your name (or in the name of your nominee) or who hold Shares registered in their own names. Please bring the Offer to their attention as promptly as possible. No fees or commission will be payable to the Fund in connection with the Offer. However, brokers, dealers or other persons may charge Stockholders a fee for soliciting tenders for Shares pursuant to the Offer. The Fund will also, upon request, reimburse you for reasonable and customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. The Fund will pay all transfer taxes on its purchase of Shares, subject to Instruction 7, "Stock Transfer Taxes," of the Letter of Transmittal. However, backup withholding at a 31% rate may be required unless either an exemption is proved or the required taxpayer identification information and certifications are provided. See Section 8, "Federal Income Tax Consequences," of the Issuer Tender Offer Statement and Instruction 12, "Backup Withholding," of the Letter of Transmittal.

      For your information and for forwarding to your clients, we are enclosing the following documents:

      1. A letter to Stockholders of the Fund from Bryan McKigney, President of the Fund;

      2.    The Issuer Tender Offer Statement dated December 4, 2000;

      3. The Letter of Transmittal for your use and to be provided to your clients;

      4.    Notice of Guaranteed Delivery;

      5. Form of letter to clients that may be sent to your clients for whose accounts you hold Shares registered in your name (or in the name of your nominee); and

      6.    Return envelope addressed to PFPC Inc. (the "Depositary").

      The Offer is not being made to, nor will the Fund accept tenders from, holders of Shares in any State or other jurisdiction in which the Offer would not be in compliance with the securities or Blue Sky laws of such jurisdiction.

      As described in the Fund's Issuer Tender Offer Statement under Section 3, "Procedure for Tendering Shares," tenders may be made without the concurrent deposit of stock certificates if (1) such tenders are made by or through a broker or dealer that is a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office, branch, or agency in the United States; and (2) certificates for Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility (as defined in the Letter of Transmittal)), together with a properly completed and duly executed Letter of Transmittal, and any other documents required by the Letter of Transmittal, are received by the Depositary within three business days after receipt by the Depositary of a properly completed and duly executed Notice of Guaranteed Delivery.

      As described in the Offer, the Fund will purchase all Shares from Stockholders who own 99 Shares or less and tender all of their Shares. If such a tender is made by a broker, commercial bank, trust company or other nominee for beneficial owner(s) of Shares with respect to which it is the record holder, such broker, commercial bank, trust company or other nominee must represent and warrant in the Letter of Transmittal that it believes, based upon representations made to it by such beneficial owner(s), that each such person owns 99 Shares or less.

      Neither the Fund nor its Board of Directors makes any recommendation to any Stockholder as to whether to tender any Shares.

      For additional information or copies of the enclosed material, please contact Georgeson Shareholder Communications Inc. (the "Information Agent") toll free at 877-748-9137 or at 212-440-9800.

                                         Very truly yours,
                                         THE MEXICO EQUITY AND INCOME FUND, INC.


                                         BRYAN McKIGNEY
                                         President

--------------------------------------------------------------------------------
NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON THE AGENT OF THE MEXICO EQUITY AND INCOME FUND, INC., THE INFORMATION AGENT, OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS OR USE ANY MATERIAL ON THEIR BEHALF WITH RESPECT TO THE OFFER, OTHER THAN THE MATERIAL ENCLOSED HEREWITH AND THE STATEMENTS SPECIFICALLY SET FORTH IN SUCH MATERIAL.
--------------------------------------------------------------------------------

                          NOTICE OF GUARANTEED DELIVERY
                                       FOR
                       TENDER OF SHARES OF COMMON STOCK OF

                     THE MEXICO EQUITY AND INCOME FUND, INC.

      This form, or one substantially equivalent hereto, must be used to accept the Offer (as defined below) if a stockholder's certificates for shares of common stock, par value $0.001 per share (the "Shares") of The Mexico Equity and Income Fund, Inc., are not immediately available or time will not permit the Letter of Transmittal and other required documents to be delivered to the Depositary on or before 5:00 p.m., New York City time, January 5, 2001, or such later date to which the Offer is extended (the "Termination Date"). Such form may be delivered by hand or transmitted by telegram or mail to the Depositary, and must be received by the Depositary on or before the Termination Date. See
Section 3, "Procedure for Tendering Shares," of the Fund's Issuer Tender Offer Statement.

                                 The Depositary:

                                    PFPC INC.

                              Depositary Addresses:

                              By First Class Mail:

                                    PFPC Inc.
                       c/o EquiServe Trust Company, N.A.
                             Attn: Corporate Actions
                                  P.O. Box 9573
                              Boston, MA 02205-9573

                            By Registered, Certified
                               or Express Mail or
                               Overnight Courier:

                                    PFPC Inc.
                        c/o Equiserve Trust Company, N.A.
                             Attn: Corporate Actions
                               40 Campanelli Drive
                               Braintree, MA 02184

                                    By Hand:

                         Securities Transfer & Reporting
                                 Services, Inc.
                        c/o Equiserve Trust Company, N.A.
                               100 William Street
                               New York, NY 10038

     Depositary Telephone Number to Confirm Receipt of Notices 781-575-4816

--------------------------------------------------------------------------------
        DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH
                   ABOVE DOES NOT CONSTITUTE A VALID DELIVERY
--------------------------------------------------------------------------------

Ladies and Gentlemen:

      The undersigned hereby tenders to The Mexico Equity and Income Fund, Inc. (the "Fund"), upon the terms and subject to the conditions set forth in its Issuer Tender Offer Statement, dated December 4, 2000 (the "Fund's Offer") and the related Letter of Transmittal (which together constitute the "Offer"), receipt of which is hereby acknowledged, the number of Shares set forth on the reverse side pursuant to the guaranteed delivery procedures set forth in Section 3, "Procedure for Tendering Shares," of the Fund's Issuer Tender Offer Statement.

--------------------------------------------------------------------------------

Number of Shares Tendered: ________________________________

Certificate Nos. (if available):

________________________________________________________________________________

________________________________________________________________________________

If Shares will be tendered by book-entry transfer, check box:

|_|   The Depository Trust Company

Account Number:

________________________________________________________________________________

Name(s) of Record Holder(s):

________________________________________________________________________________

________________________________________________________________________________

Address:

________________________________________________________________________________

________________________________________________________________________________

Area Code and Telephone Number:

________________________________________________________________________________

________________________________________________________________________________

Taxpayer Identification (Social Security) Number:

________________________________________________________________________________

The undersigned also tenders all uncertificated Shares that may be held in the name of the registered holder(s) by the Fund's transfer agent pursuant to the Fund's dividend reinvestment plan:

_______________ Yes _______________ No

                  (Note: If neither of these boxes is checked,
              any such uncertificated Shares will not be tendered.)

Dated: ________________________________         ________________________________

                                                ________________________________
                                                           Signature(s)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                    GUARANTEE

      The undersigned, a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office, branch, or agency in the United States, hereby (a) guarantees to deliver to the Depositary certificates representing the Shares tendered hereby, in proper form for transfer (or tender shares pursuant to the procedure for book-entry transfer) into the Depositary's account at The Depository Trust Company, together with (i) a properly completed and duly executed Letter of Transmittal with any required signature guarantees and (ii) other required documents, within three business days after the Termination Date of the Offer, and (b) represents that such tender of Shares complies with Rule 14e-4 under the Securities Exchange Act of 1934, as amended.

Name of Firm: ___________________________    ___________________________________
                                                     (Authorized Signature)

Address: ________________________________    Name: _____________________________
                                                          (Please Print)

     ____________________________________    Title: ____________________________
      City            State     Zip Code

Area Code and Tel. No. __________________    Dated: ______________________

            DO NOT SEND SHARE CERTIFICATES WITH THIS FORM. YOUR SHARE CERTIFICATES MUST BE SENT WITH THE LETTER OF TRANSMITTAL.

--------------------------------------------------------------------------------

                              LETTER OF TRANSMITTAL

                       To Accompany Shares of Common Stock
                   or Order Tender of Uncertificated Shares of

                     THE MEXICO EQUITY AND INCOME FUND, INC.

                         Tendered Pursuant to the Offer
                             Dated December 4, 2000

            THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
      NEW YORK CITY TIME, ON JANUARY 5, 2001, UNLESS THE OFFER IS EXTENDED.

                  --------------------------------------------

                        The Depositary for the Offer is:

                                    PFPC INC.

                              Depositary Addresses:

                              By First Class Mail:

                                    PFPC Inc.
                        c/o EquiServe Trust Company, N.A.
                             Attn: Corporate Actions
                                  P.O. Box 9573
                              Boston, MA 02205-9573

                            By Registered, Certified
                               or Express Mail or
                               Overnight Courier:

                                    PFPC INC.
                        c/o Equiserve Trust Company, N.A.
                             Attn: Corporate Actions
                               40 Campanelli Drive
                               Braintree, MA 02184

                                    By Hand:

                         Securities Transfer & Reporting
                                 Services, Inc.
                        c/o Equiserve Trust Company, N.A.
                               100 William Street
                               New York, NY 10038

      DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN THOSE SHOWN ABOVE DOES NOT CONSTITUTE A VALID DELIVERY. THE INSTRUCTIONS ACCOMPANYING THIS LETTER SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

-------------------------------------------------------------------------------------------------------
                                     DESCRIPTION OF SHARES TENDERED
-------------------------------------------------------------------------------------------------------
Name(s) and Address(es) of Registered Holder(s):                    Share(s) Tendered***
         (Please fill in, if blank)                    (Attach additional signed schedule if necessary)
-------------------------------------------------------------------------------------------------------
                                                                               Total
                                                                             Number of
                                                                              Shares          Number
                                                                            Represented         of
                                                           Certificate          by            Shares
                                                            Number(s)*     Certificates     Tendered**
                                                        -----------------------------------------------

                                                        -----------------------------------------------

                                                        -----------------------------------------------

                                                        -----------------------------------------------
                                                          Total Shares
                                                            Tendered
-------------------------------------------------------------------------------------------------------
*     Need not be completed by Shareholders who tender Shares by book-entry transfer.
**    Unless otherwise indicated, it will be assumed that all Shares evidenced by any certificates delivered to the Depositary are being tendered. See Instruction 5.
***   If the Shares being tendered are Shares held by the Transfer Agent pursuant to the Fund's dividend reinvestment plan, Shareholders should so indicate on page 3.
-------------------------------------------------------------------------------------------------------

|_| I HAVE LOST MY CERTIFICATE(S) FOR SHARES OF STOCK OF THE FUND AND REQUIRE ASSISTANCE WITH RESPECT TO REPLACING SUCH CERTIFICATE(S). SEE INSTRUCTION 3.

      THE METHOD OF DELIVERY OF THIS LETTER OF TRANSMITTAL, THE CERTIFICATES FOR SHARES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND EXCEPT AS OTHERWISE PROVIDED IN INSTRUCTION 2, THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. THE STOCKHOLDER HAS THE RESPONSIBILITY TO CAUSE THE LETTER OF TRANSMITTAL, CERTIFICATES AND ANY OTHER DOCUMENTS TO BE TIMELY DELIVERED.

      This Letter of Transmittal is to be used (a) if certificates for Shares (as defined below) are to be forwarded herewith, or (b) if uncertificated Shares held by the Fund's transfer agent pursuant to the Fund's dividend reinvestment plan are to be tendered, or (c) if tenders are to be made by book-entry transfer to any of the accounts maintained by the Depositary at the Depository Trust Company ("DTC" or the "Book-Entry Transfer Facility") pursuant to the procedure set forth in Section 3, "Procedure for Tendering Shares," of the Fund's Issuer Tender Offer Statement. Stockholders whose certificates are not immediately available or who cannot deliver certificates for Shares (other than uncertificated Shares held by the Fund's transfer agent pursuant to the Fund's dividend reinvestment plan) or deliver confirmation of the book-entry transfer of their Shares into the Depositary's account at the Book-Entry Transfer Facility and all other documents required hereby to the Depositary prior to 5:00 p.m., New York City time, on the Termination Date may nevertheless tender their Shares according to the guaranteed delivery procedures set forth in Section 3, "Procedure for Tendering Shares," of the Fund's Issuer Tender Offer Statement. See Instruction 2 below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

|_| CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER MADE TO THE ACCOUNT MAINTAINED BY THE DEPOSITARY WITH THE BOOK-ENTRY TRANSFER FACILITY AND COMPLETE THE FOLLOWING:

Name of Tendering Institution: _________________________________________________

Account Number:_________________      Transaction Code Number:__________________

      If the tendered Shares are being tendered by a Nominee Holder on behalf of its customers, please state the number of customer accounts for whose benefit the tender is made:

|_| CHECK HERE IF CERTIFICATES FOR TENDERED SHARES ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING:

      Name(s) of Registered Owner(s):___________________________________________

      Date of Execution of Notice of Guaranteed Delivery:_______________________

      Name of Institution which Guaranteed Delivery:____________________________

      Account Number (if delivered by book-entry transfer):_____________________

                    NOTE: SIGNATURES MUST BE PROVIDED BELOW.

                PLEASE READ THE ACCOMPANYING DOCUMENTS CAREFULLY.

Ladies and Gentlemen:

      The undersigned hereby tenders to The Mexico Equity and Income Fund, Inc., a Maryland corporation (the "Fund"), the shares of the Fund's Common Stock, $0.001 par value per share (the "Shares") described below, at a price per share (the "Purchase Price") equal to 92% of the net asset value in U.S. dollars ("NAV") per Share as of the close of regular trading on the New York Stock Exchange on January 5, 2001, or such later date to which the Offer is extended, upon the terms and subject to the conditions set forth in the Fund's Issuer Tender Offer Statement, dated December 4, 2000, receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together with the Fund's Issuer Tender Offer Statement constitute the "Offer"). The "Termination Date" of the Offer is 5:00 p.m., New York City time, on January 5, 2001. If the Fund, in its sole discretion, shall have extended the period for which the Offer is open, the "Termination Date" shall mean the latest time and date on which the Offer, as so extended by the Fund, shall expire.

      Subject to, and effective upon, acceptance for payment of the Shares tendered herewith in accordance with the terms and subject to the conditions of the Offer, the undersigned hereby sells, assigns and transfers to, or upon the order of, the Fund all right, title and interest in and to all the Shares that are being tendered hereby and that are being accepted for purchase pursuant to the Offer (and any and all dividends, distributions, other Shares or other securities or rights issued or issuable in respect of such Shares on or after the Termination Date) and irrevocably constitutes and appoints the Depositary the true and lawful agent and attorney-in-fact of the undersigned with respect to such Shares (and any such dividends, distributions, other Shares or securities or rights), with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates for such Shares (and any such other dividends, distributions, other Shares or securities or rights) or transfer ownership of such Shares (and any such other dividends, distributions, other Shares or securities or rights), together, in either such case, with all accompanying evidences of transfer and authenticity to or upon the order of the Fund, upon receipt by the Depositary, as the undersigned's agent, of the Purchase Price, (b) present such Shares (and any such other dividends, distributions, other Shares or securities or rights) for transfer on the books of the Fund, and (c) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares (and any such other dividends, distributions, other Shares or securities or rights), all in accordance with the terms of the Offer.

      The undersigned hereby represents and warrants that: (a) the undersigned has full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all dividends, distributions, other Shares or other securities or rights issued or issuable in respect of such Shares on or after the Termination Date); (b) when and to the extent the Fund accepts the Shares for purchase, the Fund will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, proxies, encumbrances or other obligations relating to their sale or transfer, and not subject to any adverse claim; (c) on request, the undersigned will execute and deliver any additional documents deemed by the Depositary or the Fund to be necessary or desirable to complete the sale, assignment and transfer of the tendered Shares (and any and all dividends, distributions, other Shares or securities or rights issued or issuable in respect of such Shares on or after the Termination Date); and (d) the undersigned has read and agreed to all of the terms of the Offer.

      All authority conferred or agreed to be conferred in this Letter of Transmittal shall be binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Termination Date in accordance with Section 4, "Rights of Withdrawal," of the Fund's Issuer Tender Offer Statement. After the Termination Date, tenders made pursuant to the Fund's Issuer Tender Offer Statement will be irrevocable.

      THE UNDERSIGNED TENDERS ALL UNCERTIFICATED SHARES THAT MAY BE HELD IN THE NAME OF THE REGISTERED HOLDER(S) BY THE FUND's TRANSFER AGENT PURSUANT TO THE FUND's DIVIDEND REINVESTMENT PLAN.

                                ______Yes _____No

      Note: If you do not check either of the boxes above, uncertificated Shares, if any, held in the name of the registered holder(s) by the Fund's transfer agent pursuant to the Fund's dividend reinvestment plan will not be tendered.

                                    ODD LOTS
                              (SEE INSTRUCTION 13)

      This section is to be completed ONLY if Shares are being tendered by or on behalf of a person owning beneficially or of record an aggregate of not more than 99 Shares. The undersigned either (check only one box):

|_| Is the beneficial or record owner of an aggregate of not more than 99 Shares, all of which are being tendered; or

|_| Is a broker, dealer, commercial bank, trust company or other nominee that
(a) is tendering for the beneficial owner(s) thereof Shares with respect to which it is the record holder, and (b) believes, based upon representations made to it by such beneficial owner(s), that each such person is the beneficial owner of an aggregate of not more than 99 Shares and is tendering all of such Shares;

and, in either case, hereby represents that the above indicated information is true and correct as to the undersigned.

              PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.
                    NOTE: SIGNATURES MUST BE PROVIDED BELOW.

      The undersigned understands that the valid tender of Shares pursuant to any one of the procedures described in Section 3, "Procedure for Tendering Shares," of the Fund's Issuer Tender Offer Statement and in the Instructions hereto will constitute a binding agreement between the undersigned and the Fund upon the terms and subject to the conditions of the Offer.

      The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the Shares tendered hereby, or may accept for purchase fewer than all of the Shares tendered hereby.

      Unless otherwise indicated herein under "Special Payment Instructions," please return any certificates for Shares not tendered or accepted for payment (and accompanying documents, as appropriate) in the name(s) of the registered holder(s) appearing under "Description of Shares Tendered." Similarly, unless otherwise indicated under "Special Delivery Instructions," please return any certificates for Shares not tendered or accepted for payment (and accompanying documents, as appropriate) to the address(es) of the registered holder(s) appearing under "Description of Shares Tendered." In the event that either the Special Delivery Instructions or the Special Payment Instructions are completed, please return such certificates to the person or persons so indicated. The undersigned recognizes that the Fund has no obligation pursuant to the Special Payment Instructions to transfer any Shares from the name of the registered holder thereof if the Fund does not accept for payment any of the Shares so tendered. The undersigned further recognizes that the Special Payment Instructions and the Special Delivery Instructions are not applicable to Shares tendered by book-entry transfer, nor to uncertificated Shares held by the Fund's transfer agent pursuant to the Fund's dividend reinvestment plan which may be tendered hereby.

--------------------------------------------------------------------------------

                          SPECIAL PAYMENT INSTRUCTIONS
                          (See Instructions 6, 7 and 8)

      To be completed ONLY if certificates for Shares not tendered or not purchased are to be issued in the name of and sent to someone other than the undersigned.

Issue Certificate to:

Name____________________________________________________________________________
                                 (Please Print)

Address_________________________________________________________________________

   _____________________________________________________________________________
                             (City, State, Zip Code)

                       Complete Payer Substitute Form W-9

   _____________________________________________________________________________
               (Taxpayer Identification (Social Security) Number)

--------------------------------------------------------------------------------

                          SPECIAL DELIVERY INSTRUCTIONS
                          (See Instructions 6, 7 and 8)

      To be completed ONLY if certificates for Shares not tendered or not purchased are to be issued in the name of the undersigned, but sent to someone other than the undersigned or to the undersigned at an address other than that shown above.

Mail Certificate to:

Name____________________________________________________________________________
                                 (Please Print)

Address_________________________________________________________________________

   _____________________________________________________________________________
                             (City, State, Zip Code)

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                    SIGN HERE
         (Important: Complete and Sign the Substitute Form W-9 Herein.)

      ____________________________________________________________________

      ____________________________________________________________________
                         (Signatures of Shareholder(s))

                            Dated:___________________

(Must be signed by the registered holder(s) exactly as names(s) appear(s) on certificate(s) for the Shares or on a security position listing or by person(s) authorized to become registered holder(s) by certificate(s) and documents transmitted herewith. If signature is by attorney-in-fact, executor, administrator, trustee, guardian, agent, officer of a corporation or another person acting in a fiduciary or representative capacity, please provide the following information. See Instruction 6.)

Name(s)_________________________________________________________________________

 _______________________________________________________________________________
                                 (Please Print)

Capacity (Full Title)___________________________________________________________

Address_________________________________________________________________________

 _______________________________________________________________________________
        City                State             Zip code

Area Code and Telephone Number__________________________________________________

Employer Identification or
Social Security Number__________________________________________________________

                            GUARANTEE OF SIGNATURE(S)
                           (See Instructions 1 and 6)

Authorized Signature(s)_________________________________________________________

Name____________________________________________________________________________

 _______________________________________________________________________________
                                 (Please Print)

Name of Firm____________________________________________________________________

Address_________________________________________________________________________

 _______________________________________________________________________________
        City                State             Zip code

Dated:_____________________

--------------------------------------------------------------------------------

                                  INSTRUCTIONS
              Forming Part of the Terms and Conditions of the Offer

      1. Guarantee of Signatures. No signature guarantee on this Letter of Transmittal is required (i) if this Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this document, shall include any participant in the Book-Entry Transfer Facility whose name appears on a security position listing as the owner of Shares) tendered herewith, unless such holder has completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" herein, or (ii) if such Shares are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. ("NASD"), a commercial bank, credit union, savings association or trust company having an office, branch or agency in the United States, or other entity which is a member in good standing of a stock transfer association's approved medallion program (each being hereinafter referred to as an "Eligible Institution"). In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 6.

      2. Delivery of Letter of Transmittal and Certificates; Guaranteed Delivery Procedures. This Letter of Transmittal is to be used only (a) if certificates are to be forwarded herewith, (b) if uncertificated Shares held by the Fund's transfer agent pursuant to the Fund's dividend reinvestment plan are to be tendered, or (c) if tenders are to be made pursuant to the procedures for delivery by book-entry transfer set forth in Section 3, "Procedure for Tendering Shares," of the Fund's Issuer Tender Offer Statement. Certificates for all physically tendered Shares, or confirmation of a book-entry transfer in the Depositary's account at the Book-Entry Transfer Facility of Shares tendered by book-entry transfer, together, in each case, with a properly completed and duly executed Letter of Transmittal with any required signature guarantees, any other documents required by this Letter of Transmittal should be mailed or delivered to the Depositary at the appropriate address set forth herein and must be received by the Depositary prior to 5:00 p.m., New York City time, on the Termination Date. Stockholders whose certificates are not immediately available or who cannot deliver Shares and all other required documents to the Depositary prior to 5:00 p.m., New York City time, on the Termination Date, or whose Shares cannot be delivered on a timely basis pursuant to the procedures for book-entry transfer prior to the Termination Date, may tender their Shares by or through any Eligible Institution by properly completing and duly executing and delivering a Notice of Guaranteed Delivery, which must be received by the Depositary prior to the Termination Date, and by otherwise complying with the guaranteed delivery procedures set forth in Section 3, "Procedure for Tendering Shares," of the Fund's Issuer Tender Offer Statement. Pursuant to such procedures, the certificates for all physically tendered Shares, or confirmation of book-entry transfer, as the case may be, as well as a properly completed and duly executed Letter of Transmittal, all other documents required by this Letter of Transmittal must be received by the Depositary within three business days after receipt by the Depositary of such Notice of Guaranteed Delivery, all as provided in Section 3, "Procedure for Tendering Shares," of the Fund's Issuer Tender Offer Statement.

      THE METHOD OF DELIVERY OF THIS LETTER OF TRANSMITTAL, THE CERTIFICATES FOR SHARES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND EXCEPT AS OTHERWISE PROVIDED IN THIS INSTRUCTION 2, THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. THE STOCKHOLDER HAS THE RESPONSIBILITY TO CAUSE THE LETTER OF TRANSMITTAL, CERTIFICATES AND ANY OTHER DOCUMENTS TO BE TIMELY DELIVERED.

      No alternative, conditional or contingent tenders will be accepted, except as may be permitted in the Fund's Issuer Tender Offer Statement. All tendering Stockholders, by execution of this Letter of Transmittal, waive any right to receive any notice of the acceptance for payment of Shares.

      3. Lost Certificates. In the event that any Stockholder is unable to deliver to the Depositary the Fund Certificate(s) representing his, her or its Shares due to the loss or destruction of such Certificate(s), such fact should be indicated on the face of this Letter of Transmittal. In such case, the Stockholder should also contact the Depositary, at their number 800-331-1710, to report the lost securities. The Depositary will forward additional documentation which such stockholder must complete in order to effectively surrender such lost or destroyed Certificate(s) (including affidavits of loss and indemnity bonds in lieu thereof). There may be a fee in respect of lost or destroyed Certificates, but surrenders hereunder regarding such lost certificates will be processed only after such documentation has been submitted to and approved by the Depositary.

      4. Inadequate Space. If the space provided is inadequate, the certificate numbers and/or number of Shares should be listed on a separate signed schedule attached hereto.

      5. Partial Tenders and Unpurchased Shares. (Not applicable to Stockholders who tender by book-entry transfer.) If fewer than all the Shares evidenced by any certificate submitted are to be tendered, fill in the number of Shares which are to be tendered in the column entitled "Number of Shares Tendered." In such case, a new certificate for the remainder of the Shares evidenced by the old certificate(s) will be issued and sent to the registered holder, unless otherwise specified in the "Special Payment Instructions" or "Special Delivery Instructions" boxes in this Letter of Transmittal, as soon as practicable after the Termination Date. All Shares represented by certificates listed and delivered to the Depositary are deemed to have been tendered unless otherwise indicated.

      6. Signatures on Letter of Transmittal; Stock Powers and Endorsements.

            (a) If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, the signature(s) must correspond exactly with the name(s) on the face of the certificates.

            (b) If any of the tendered Shares are held of record by two or more joint holders, all such holders must sign this Letter of Transmittal.

            (c) If any tendered Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many Letters of Transmittal as there are different registrations of certificates.

            (d) If this Letter of Transmittal is signed by the registered holder(s) of the Shares listed and transmitted hereby, no endorsements of certificates or separate stock powers are required unless payment is to be made, or the certificates for Shares not tendered or purchased are to be issued, to a person other than the registered holder(s), in which case the endorsements or signatures on the stock powers, as the case may be, must be signed exactly as the name(s) of the registered holder(s) appear(s) on the certificates. Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution. See also Instruction 1.

            (e) If this Letter of Transmittal or any certificates or stock powers are signed by trustees, executors, administrators, guardians, agents, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to the Fund of their authority to so act.

            (f) If this Letter of Transmittal is signed by a person(s) other than the registered holder(s) of the certificates listed and transmitted hereby, the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holder(s) appear on the certificates. Signatures on such certificates of stock powers must be guaranteed by an Eligible Institution. See also Instruction 1.

      7. Stock Transfer Taxes. Except as set forth in this Instruction 7, no stock transfer tax stamps or funds to cover such stamps need accompany this Letter of Transmittal, and the Fund will pay all stock transfer taxes, if any, with respect to the transfer and sale of Shares to it pursuant to the Offer. If, however, payment of the purchase price is to be made to, or (in the circumstances permitted by the Fund's Issuer Tender Offer Statement) if Shares not tendered or not purchased are to be registered in the name of any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder or such other person) payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted.

      8. Tender of More Than 1,989,118 Shares. If more than 1,989,118 Shares are duly tendered prior to the expiration of the Offer (and not timely withdrawn), the Fund will purchase Shares from tendering Stockholders, in accordance with the terms and conditions specified in the Issuer Tender Offer Statement, on a pro rata basis (disregarding fractions), in accordance with the number of Shares duly tendered by each Stockholder during the period the Offer is open (and not timely withdrawn), unless the Fund determines not to purchase any Shares; however, the Fund will accept all Shares tendered by any Stockholder who owns, beneficially or of record, an aggregate of not more than 99 Shares and who tenders all such Shares by means of the Letter of Transmittal tendered by or on behalf of that Stockholder. Certificates representing Shares tendered but not purchased will be returned promptly following the termination, expiration or withdrawal of the Offer, without further expense to the tendering Stockholder.

      9. Special Payment and Delivery Instructions. If certificates for Shares not tendered or not purchased are to be issued in the name of a person other than the person signing this Letter of Transmittal or if such certificates are to be sent to someone other than the person signing this Letter of Transmittal or to the person signing this Letter of Transmittal at an address other than that shown above, the boxes captioned "Special Payment Instructions" and/or "Special Delivery Instructions" on this Letter of Transmittal should be completed.

      10. Irregularities. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Fund, in its sole discretion, which determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders of any particular Shares (i) determined by it not to be in proper form or (ii) the acceptance of or payment for which may, in the opinion of the Fund's counsel, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer, in whole or in part, or any defect or irregularity in tender of any particular Shares or Stockholder, and the Fund's interpretations of the terms and conditions of the Offer (including these instructions) shall be final and binding. No tender of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Fund, the Depositary, the Information Agent or any other person shall be obligated to give notice of defects or irregularities in tenders, nor shall any of them incur any liability for failure to give any such notice. Unless waived, any defects or irregularities must be cured within such time as the Fund shall determine.

      11. Requests for Assistance and Additional Copies. Requests for assistance should be directed to, and additional copies of the Fund's Issuer Tender Offer Statement, the Notice of Guaranteed Delivery and this Letter of Transmittal may be obtained from, the Information Agent at the address set forth at the end of this Letter of Transmittal, or from your broker, dealer, commercial bank, trust company, or other nominee. The Information Agent will also provide Stockholders, upon request, with a Certificate of Foreign Status (Form W-8).

      12. Backup Withholding. Each Stockholder that desires to participate in the Offer must, unless an exemption applies, provide the Depositary with the Stockholder's taxpayer identification number on the Substitute Form W-9 set forth in this Letter of Transmittal, with the required certifications being made under penalties of perjury. If the Stockholder is an individual, the taxpayer identification number is his or her social security number. If the Depositary is not provided with the correct taxpayer identification number, the Stockholder may be subject to a $50 penalty imposed by the Internal Revenue Service in addition to being subject to backup withholding.

      If backup withholding applies, the Depositary is required to withhold 31% of any payment made to the Stockholder with respect to Shares purchased pursuant to the Offer. Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding may result in an overpayment of taxes for which a refund may be obtained by the Stockholder from the Internal Revenue Service.

      Certain Stockholders (including, among others, most corporations and certain foreign persons) are exempt from backup withholding requirements. To qualify as an exempt recipient on the basis of foreign status, a Stockholder must submit a properly executed Certificate of Foreign Status (Form W-8), signed under penalties of perjury, attesting to that person's exempt status. Generally, a foreign person will be able to avoid backup withholding with respect to payments that are considered made in exchange for tendered Shares only if such person (1) is neither a citizen nor a resident of the United States, (2) has not been and reasonably does not expect to be present in the United States for a period aggregating 183 days or more during the calendar year, and (3) reasonably expects not be engaged in a trade or business within the United States to which the gain on the sale of the Shares would be effectively connected. Somewhat different requirements apply in the case of foreign persons covered by tax treaties.

      A STOCKHOLDER SHOULD CONSULT HIS OR HER TAX ADVISER AS TO HIS OR HER QUALIFICATION FOR EXEMPTION FROM THE BACKUP WITHHOLDING REQUIREMENTS AND THE PROCEDURE FOR OBTAINING AN EXEMPTION.

      Stockholders are required to give the Depositary the taxpayer identification number of the record owner of the Shares. If the Shares are registered in more than one name or are not in the name of the actual owner, consult the enclosed Guidelines for Certification of Taxpayer Identification Number on substitute Form W-9.

      13. Odd Lots. As described in Section 1 of the Offer, the Fund will purchase Shares validly tendered and not properly withdrawn prior to the Termination Date by any stockholder who owns beneficially or of record an aggregate of not more than 99 Shares (an "Odd Lot Holder"). This preference will not be available unless the item captioned "Odd Lots" is completed.

---------------------------------------------------------------------------------------------------------
SUBSTITUTE                      Name______________________________     Account number(s) (optional)

Form W-9                        Address___________________________

Department of the Treasury        ________________________________
Internal Revenue Service
                                -------------------------------------------------------------------------

Payer's Request for Taxpayer    Part 1 - PLEASE PROVIDE YOUR TIN       Social Security Number or Employer
Identification Number ("TIN")   IN THE BOX AT RIGHT AND CERTIFY        Identification Number
and Certification               BY SIGNING AND DATING BELOW.

---------------------------------------------------------------------------------------------------------
                                 Part 2 - CERTIFICATION. Under penalties of perjury, I certify that:

                                 1.   The number shown on this form is my correct TIN (or I am waiting for a number to be issued to me), and

                                 2.   I am not subject to backup withholding because (a) I am exempt from backup withholding or (b) I have not been notified by the Internal
                                      Revenue Service ("IRS") that I am subject to backup withholding as a result of failure to report all interest or dividends or (c) the
                                      IRS has notified me that I am no longer subject to backup
                                      withholding.

                                 Certification Instruction. -- You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you failed to report all interest and dividends on your tax return.

                                 Signature___________________________ Date___________
---------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

         YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU DO NOT HAVE
                        A TAXPAYER IDENTIFICATION NUMBER

--------------------------------------------------------------------------------

             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify, under penalties of perjury, that a TIN has not been issued to me and either (a) I have mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver such an application in the near future. I understand that ifP I do not provide a TIN within sixty (60) days, 31% of all reportable payments made to me thereafter will be withheld until I provide a TIN.

_______________________________________     __________________________
               Signature                    Date

--------------------------------------------------------------------------------

NOTE: FAILURE TO COMPLETE THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 31% OF
      ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER.

      IMPORTANT: This Letter of Transmittal (together with certificates for Shares and all other required documents) or the Notice of Guaranteed Delivery must be received by the Depositary prior to 5:00 p.m., New York City time, on January 5, 2001, at the appropriate address set forth below:

                        The Depositary for the Offer is:

                                    PFPC INC.

                              Depositary Addresses:

                              By First Class Mail:

                                    PFPC Inc.
                        c/o EquiServe Trust Company, N.A.
                             Attn: Corporate Actions
                                  P.O. Box 9573
                              Boston, MA 02205-9573

                            By Registered, Certified
                               or Express Mail or
                               Overnight Courier:

                                    PFPC Inc.
                        c/o Equiserve Trust Company, N.A.
                             Attn: Corporate Actions
                               40 Campanelli Drive
                               Braintree, MA 02184

                                    By Hand:

                         Securities Transfer & Reporting
                                 Services, Inc.
                        c/o Equiserve Trust Company, N.A.
                               100 William Street
                               New York, NY 10038

      Any questions or requests for assistance or additional copies of this Letter of Transmittal, the Fund's Issuer Tender Offer Statement, the Notice of Guaranteed Delivery and other accompanying materials may be directed to the Information Agent at its telephone number and location listed below. Stockholders may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                     The Information Agent for the Offer is:

                    GEORGESON SHAREHOLDER COMMUNICATIONS INC.
                                 17 State Street
                            New York, New York 10004

                             Toll Free: 877-748-9137
                                       or
                           Call Collect: 212-440-9800